 Exhibit 99.1

Kenon Holdings Reports Q2 2025 Results and Additional Updates

Singapore, August 28, 2025. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q2 2025 and additional updates.

Q2 and Recent Highlights

OPC

•	OPC raised total gross proceeds of NIS 1,750 million ($506 million) through offerings of new shares in June and August 2025.

•
In June 2025, OPC raised gross proceeds of NIS 850 million ($240 million) in an offering of new shares. Kenon participated in the offering for a total investment of approximately NIS 316 million ($90 million).

•	In August 2025, OPC issued new shares in a private placement for gross proceeds of NIS 900 million ($266 million).

•	OPC’s Adjusted EBITDA including proportionate share in associated companies[1] in Q2 2025 was $90 million, as compared to $66 million in Q2 2024.

•	In August 2025, the Israeli Government approved the plan to construct the Hadera 2 project, which is expected to be 850MW.

1 Adjusted EBITDA including proportionate share in associated companies is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated August 28, 2025 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and a reconciliation to profit for the applicable period.

Discussion of Results for the Three Months ended June 30, 2025

Kenon’s consolidated results of operations essentially comprise the consolidated results of OPC Energy Ltd (“OPC”).

See Exhibit 99.2 of Kenon’s Form 6-K dated August 28, 2025 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies (which is a non-IFRS measure) to profit for the period; a summary of financial information of OPC’s subsidiaries.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, which are denominated in NIS for purposes of OPC’s financial statements, as translated into US dollars for Kenon’s financial statements.

Summary Financial Information of OPC

	For the three months ended June 30[2],
	2025	2024
	$ millions
Revenue	196	181
Cost of sales (excluding depreciation and amortization)	(150)	(129)
Finance expenses, net	(20)	(23)
Share in profit of associated companies, net	21	4
Profit for the period	1	(7)
Attributable to:
Equity holders of OPC	1	(4)
Non-controlling interest	-	(3)

Adjusted EBITDA including proportionate share in associated companies[3]	90	66

For a summary of OPC’s results please refer to Appendix B.

Revenue

Set forth below is a summary of OPC’s revenue in Israel and the U.S. for the three months ended June 30, 2025 (“Q2 2025”) and 2024 (“Q2 2024”).
•

	For the three months ended June 30,
	2025	2024
	$ millions
Israel	153	146
U.S.	43	35
Total	196	181

OPC’s revenue increased by $15 million in Q2 2025 as compared to Q2 2024. Excluding the impact of translating OPC’s revenue from NIS to USD4, OPC’s revenue increased by $8 million in Q2 2025 as compared to Q2 2024.

2 The tables herein translate OPC’s NIS results into US$ at the average exchange rate for the relevant period.
3 Non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated August 28, 2025 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and a reconciliation to profit for the applicable period.
4 The OPC Q2 2025 results presented herein and the corresponding comparative figures in Q2 2024 discussed herein were converted using an average exchange rate of $0.278/NIS.

Set forth below is a discussion of significant changes in revenue between Q2 2025 and Q2 2024.

Israel

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Revenue from private customers in respect of infrastructure services in Israel – Increased by $9 million in Q2 2025 as compared to Q2 2024. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenue increased by $8 million primarily as a result of higher average tariffs in Q2 2025;

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Revenue from sale of energy at cogeneration tariff in Israel – Increased by $7 million in Q2 2025 as compared to Q2 2024 primarily as a result of the Hadera power plant undergoing maintenance work in Q2 2024, resulting in higher sales in Q2 2025 as compared to Q2 2024;

•
Revenue from sale of energy to private customers in Israel – OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority, with some discount. Accordingly, changes in these tariffs generally affect the prices paid by customers under Power Purchase Agreements. The weighted-average generation component tariff in Q2 2025 was NIS 0.2939 per KW hour, which is approximately 2% lower than NIS 0.3007 per KW hour in Q2 2024. OPC’s revenue from the sale of electricity to private customers decreased by approximately $6 million in Q2 2025 as compared to Q2 2024. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenue decreased by approximately $8 million primarily as a result of decrease in customer consumption, as the war resulted in the temporary shutdown of natural gas reservoirs in Q2 2025, and a decrease in the generation component tariff in 2025;

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Revenue in respect of capacity payments in Israel – Decreased by $2 million in Q2 2025 as compared to Q2 2024. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenue decreased by $3 million primarily as a result of decrease in availability of the Tzomet power plant in Q2 2025; and

•	Other revenue in Israel – Decreased by $4 million in Q2 2025 as compared to Q2 2024 primarily as a result of the deconsolidation of Gnrgy at the end of Q2 2024.

United States

•	Revenue from sale of electricity (retail) activities in the U.S. – Increased by $25 million in Q2 2025 as compared to Q2 2024 primarily as a result of increase in scope of services; and

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Revenue from sale of electricity from renewable energy in the U.S. – Decreased by $19 million in Q2 2025 as compared to Q2 2024, primarily as a result of the deconsolidation of CPV Renewable from November 2024, following which equity method accounting is applied.

Cost of Sales (Excluding Depreciation and Amortization)

Set forth below is a summary of OPC’s cost of sales (excluding depreciation and amortization) in Israel and the U.S. for the three months ended June 30, 2025 and 2024.

	For the three months ended June 30,
	2025	2024
	$ millions
Israel	114	110
U.S.	36	19
Total	150	129

OPC’s cost of sales (excluding depreciation and amortization) increased by $21 million from Q2 2024 to 2025. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD5, OPC’s cost of sales (excluding depreciation and amortization) increased by $16 million in Q2 2025 as compared to Q2 2024. Set forth below is a discussion of significant changes in cost of sales between Q2 2025 and Q2 2024.

Israel

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Expenses in respect of infrastructure services in Israel – Increased by $9 million in Q2 2025 as compared to Q2 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs increased by $8 million primarily as a result of higher average tariffs in Q2 2025;

5 The OPC Q2 2025 results presented herein and the corresponding comparative figures in Q2 2024 discussed herein were converted using an average exchange rate of $0.278/NIS.

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Expenses for natural gas and diesel oil in Israel – Decreased by $3 million in Q2 2025 as compared to Q2 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs decreased by $4 million primarily as a result of lower customer consumption in Q2 2025 due to a decrease in the sales of Tzomet to the system operator in Q2 2025; and

•	Other expenses in Israel – Decreased by $4 million in Q2 2025 as compared to Q2 2024 primarily as a result of the deconsolidation of Gnrgy at the end of Q2 2024.

United States

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Expenses for sale of electricity (retail) in U.S.  – Increased by $23 million in Q2 2025 as compared to Q2 2024 primarily as a result of increase in scope of services of retail activities in the U.S.; and

•
Expenses for sale of electricity from renewable energy in the U.S. – Decreased by $7 million in Q2 2025 as compared to Q2 2024 primarily as a result of the deconsolidation of CPV Renewable from November 2024.

Finance Expenses, net

Finance expenses, net in Q2 2025 were $20 million, as compared to $23 million in Q2 2024.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net increased by $17 million in Q2 2025 as compared in Q2 2024, primarily as a result of an increase in OPC’s ownership stakes in CPV Shore and CPV Maryland in Q4 2024 and Q2 2025.

For further details of the results of certain associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on August 13, 2025 and the convenience English translations furnished by Kenon on Form 6-K with the U.S. Securities and Exchange Commission on August 13, 2025.

Liquidity and Capital Resources

As of June 30, 2025, OPC had unrestricted cash and cash equivalents of $470 million, restricted cash of $17 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $1,403 million, consisting of $101 million of short-term indebtedness and $1,302 million of long-term indebtedness. As of June 30, 2025, a substantial portion of OPC’s debt was denominated in NIS.

As of June 30, 2025, OPC’s proportionate share of debt (including accrued interest) of associated companies of CPV was $1,149 million and its proportionate share of cash and cash equivalents was $92 million.

Business and other Developments

OPC share offering

In June 2025, OPC raised gross proceeds of NIS 850 million ($240 million) by issuing 21,313,000 ordinary shares. OPC reported that it intends to use a portion of the proceeds of the offering for part of the CPV Group's share in the equity required for the construction of the Basin Ranch project, if that project proceeds, and/or for other purposes as may be determined by OPC.

Kenon purchased 7,923,600 ordinary shares in the offering for approximately NIS 316 million ($90 million).

Private placement of OPC’s shares

In August 2025, OPC issued 18,750,000 ordinary shares to institutional investors in a private placement in Israel for gross proceeds of NIS 900 million ($266 million).

OPC reported that it intends to use the proceeds of the private placement for the continued growth and development of OPC’s businesses and/or for OPC’s needs, as determined by OPC’s board of directors from time to time.

Following completion of these offerings described above, Kenon now holds approximately 49.8% of OPC’s shares.

Hadera 2 update

In August 2025, the Israeli Government approved the plan to construct a natural gas-fired power plant (“Hadera 2”) on land owned near OPC’s Hadera power plant (the “Hadera 2 Plan”). OPC announced that it is preparing for the construction of Hadera 2 with an estimated capacity of approximately 850 MW (the “Hadera 2 Project”) and it has preliminarily assessed the cost of construction of the Hadera 2 Project would be approximately NIS 4.5 billion to NIS 5 billion (approximately $1.3 billion to $1.5 billion).

Partial early redemption of Series B Bonds

In August 2025, OPC announced that its board of directors approved a partial early redemption of approximately NIS 256 million (approximately $75 million) par value of its Series B Bonds, to be completed on September 30, 2025, at the par value of the bonds together with a payment in accordance with the Series B Bonds indenture of approximately NIS 48 million (approximately $14 million). Following this early redemption, the outstanding par value of the Series B Bonds balance is expected to decrease to approximately NIS 440 million (approximately $129 million) par value.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of June 30, 2025 and August 28, 2025, Kenon’s stand-alone cash was approximately $560 million. There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Share Repurchase Plan

Since March 2023, Kenon has repurchased approximately 1.8 million shares for total consideration of approximately $48 million under its repurchase plan. Kenon has approximately 52 million outstanding shares after giving effect to these repurchases.

In August 2025, Kenon’s board has increased the authorized share repurchase plan by $10 million to up to $70 million in total (including shares already purchased under the plan). Furthermore, Kenon has entered into an additional mandate for repurchases under the plan of up to $20 million through open market purchases on the TASE only, subject to certain conditions, including price levels which are currently not met. The mandate will expire on March 31, 2026.

The share repurchase plan may be suspended or modified and may not be completed in full. Also, the mandate, which is irrevocable, may not be completed in full or in part as purchases of shares thereunder are subject to meeting conditions, including as to price levels, which cannot be altered.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements relating to OPC, including equity offerings by OPC and OPC’s indications of its intended use of proceeds, government approval of the Hadera 2 Plan, the Hadera 2 Project and OPC’s statements about its preparation for construction of the Hadera 2 Project, the estimated capacity and construction cost of the Hadera 2 Project, statements about OPC’s partial redemption of its Series B Bonds, Kenon’s share repurchase plan including the increase in the size of the plan and the repurchase mandate announced in this release including the conditions thereto and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the use of proceeds of the OPC offerings described herein, including the risk that the Basin Ranch project does not proceed on the terms described herein or previously announced terms or at all, risks relating to government approval of the Hadera 2 Plan, including risks relating to any published government decision relating to the Hadera 2 Plan if and when published, risks relating to the Hadera 2 Project, including the ultimate cost and characteristics of the Hadera 2 Project (including capacity), risks as to whether the Hadera 2 Project proceeds and is completed, risks relating to Kenon’s share repurchase plan and the mandate announced in this release including risks relating to conditions of the mandate and the amount of shares that will actually be repurchased under the share repurchase program, and the mandate announced in this release and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer deepaj@kenon-holdings.com